Exhibit 99.4

Stock Option Exchange Program Q&A

eBay’s Stock Option Exchange – Frequently Asked Questions (FAQs)

eBay’s stockholders have approved our proposal to implement a stock option exchange program. You can read the full proposal presented to the stockholders in our proxy statement [link].

Stock option exchanges and all related communications are highly regulated by the U.S. Securities and Exchange Commission (SEC). For instance, responses to your questions must generally be filed with the SEC. Because of this, we will be very structured in our approach to answering your questions.

Below are FAQs that give you some background on why we are doing a stock option exchange and the mechanics of the exchange.

We have tried to anticipate the questions that you may have regarding the exchange. These questions and related answers are provided below. We have also created a special email box [link] so that you can send us your questions. We will review all of the questions submitted by May 15 and include them in an updated FAQ on iWeb by May 21.

Background on the plan

Why has the company decided on these particular terms for the exchange?

As a publicly-traded company, we are subject to very specific regulatory guidelines governed by the SEC and NASDAQ and acceptable market practices defined by stockholder governance groups on how to structure and execute an option exchange.

The elements of our proposed option exchange — including who is eligible to participate, delivering new restricted stock units (RSUs) with a fair value having approximately 90% of the fair value of the surrendered options, and the requirement that only certain options are eligible — are all considered necessary practices in implementing an exchange program that stockholders can support. We have taken these guidelines and what we believe is fair to and makes the most sense for our employees, the company and our stockholders into account in setting the terms of the exchange.

Why are we exchanging options for RSUs?

Two years ago, we changed the equity compensation for our employees by adding RSUs to the mix. We made this change to reduce our dependency on stock price appreciation to reward the contributions of our employees. Today, equity compensation for eligible employees below the director level is in the form of RSUs only. Exchanging options for RSUs is consistent with our current compensation approach and provides what we believe is the best potential equity compensation value for employees whose options are significantly underwater.

Why does this seem different than the approach other companies are taking?

Each company proposing an option exchange designs the approach to suit its specific circumstances. A small number of publicly-traded companies may have more flexibility in the approach they take towards an option exchange if the voting shares of the company are concentrated in a few stockholders and/or if their share plans do not require stockholder approval for an option exchange. We do not have this flexibility. Our voting shares are widely held and our equity compensation plans require that we seek stockholder approval for the option exchange. In addition to following all appropriate regulatory guidelines, we have structured a plan that we believe is fair to and makes the most sense for employees, the company and our stockholders. While our approach is different from the approach some companies are taking, it is similar to others, and we believe it is appropriate for eBay Inc.

Does the option exchange mean the company is no longer optimistic about our future and the performance of our stock?

We are a strong company with a strong future. Our option exchange recognizes that some option grants are significantly underwater due to the significant decline in our stock price in light of the global financial and economic crisis. As a result, these option grants have not delivered the value to employees we intended to provide at the time they were granted. The option exchange will give our employees the opportunity to choose whether to exchange significantly underwater options for RSUs.

Who will be able to participate in the option exchange?

The stock option exchange will be open to nearly all U.S. and global employees who hold eligible stock options, as permitted by the stockholder-approved equity plans and individual country laws. While it is our intention to include all global employees, regardless of their country of residence, we are still working to address a number of legal and tax-related issues in several countries. eBay’s board of directors and named executive officers will not be eligible to participate in the option exchange. Employees must remain employed through the end of the exchange period in order to participate.

Mechanics of the exchange

When will the exchange take place?

We will have up to a year (April 29, 2010) to set a date and commence the exchange. Under the terms of the option exchange program, only options that have a grant price above the 52-week high stock price at the start of the option exchange are eligible for the exchange. We included this provision because we thought it was necessary to get the proposal approved. The 52-week high price as of April 29, 2009 (the date that our stockholders approved the option exchange) is $31.93 per share. If we were to begin the exchange offer in the near future, numerous stock option grants (including the focal grant that we made in September 2006) would NOT be eligible for the exchange program. By mid-Q3, however, our 52-week high price will fall below $27 per share (unless our stock price goes above $27 per share before then), which will result in additional underwater options becoming eligible for the exchange. The timing of the implementation of the exchange will also depend upon market conditions.

Do I have to participate in the exchange?

No, participation in the option exchange program is completely voluntary. Once a date is set to begin the exchange, if eligible, you will receive detailed information that will allow you to make an informed decision that’s best for you. If you choose not to participate, you would keep all of your currently outstanding stock options (including options eligible for the option exchange), you would not receive a new RSU grant, and no changes would be made to the terms of your current stock options.

How long will the option exchange be open?

After the option exchange period commences, you will have at least four weeks to decide what to do and complete your election to exchange eligible options for new RSU grants. During this period of time, you will be able to change your election as many times as you wish. Once a date is set to begin the exchange, you will receive detailed information, including the length of time that the option exchange will be open.

Why have you chosen to exchange options for RSUs?

We believe that RSUs provide the best equity compensation value for employees whose options are significantly underwater. Even if our stock price were to decline after the completion of the exchange, the new RSUs would still have value. By granting RSUs, we can provide employees with more stability in the award value, while providing some upside (and downside) potential as the stock price moves over time.

Will I be able to elect to exchange my options for other options or cash rather than RSUs?

Participants will not be given a choice of what they will receive in exchange for stock options. The option exchange program is designed to provide an exchange of stock options for RSUs. However, in certain instances, if you would receive less than 100 RSUs in aggregate for all options exchanged, you will receive a cash payment rather than RSUs if you elect to participate in the exchange. In addition, in some countries outside the U.S., legal or administrative circumstances may require specific local approaches. We expect employees residing in most countries will be able to participate in an option-for-RSU exchange, subject to the exceptions described above.

How will option exchange ratio tiers be determined?

To make the exchange fair and acceptable to our stockholders, the option exchange has been designed to deliver new RSUs with an estimated aggregate fair value equal to approximately 90% of the aggregate fair value of exchanged options and to minimize the potential accounting impact associated with the exchange.

Options with different exercise prices have different values. We have outstanding options issued at different times with hundreds of different exercise prices. We wanted to design a plan that would be easy to understand for both employees and stockholders. We decided that the best way for us to achieve these goals (while providing employees with new RSUs whose fair value is as close to 90% as possible), was to divide up eligible options in exchange ratio “tiers.” The exchange ratio for each specified tier is designed to provide new RSUs with an estimated aggregate fair value equal to approximately 90% of the aggregate fair value of the exchanged options. Since the majority of eligible options were granted as part of our focal grants, we calculated separate exchange ratios for each focal grant.

The exchange ratios that we provided in our proxy statement are purely illustrative, and the actual exchange ratios and tiers that will be used in the option exchange will be determined immediately prior to the beginning of the option exchange period.

Why are options being exchanged at approximately 90% of their aggregate fair value?

The elements of our option exchange, including delivering new RSUs with an aggregate fair value equal to approximately 90% of the aggregate fair value of the exchanged options, are all considered best practices in implementing an exchange that stockholders could support. We factored in these guidelines and what we believed made the most sense for employees, the company and our stockholders in setting the terms of the exchange.

Keep in mind that this value comparison is of the “fair value” of the surrendered options and new RSUs as calculated for accounting purposes. The underwater options are being surrendered for new RSUs, which will have immediate value (subject to vesting) as compared to the surrendered underwater options, which currently have no intrinsic value.

How will the estimated fair value of options be calculated?

Exchange ratios for the option exchange will be calculated using the Black-Scholes option pricing model. This is the same mathematical model we currently use to calculate the fair value of newly granted options for financial reporting purposes. The Black-Scholes model computes the fair value of a given option based on a number of inputs, including our stock price and expected volatility. The calculated fair value of the options is highly sensitive to these inputs. We plan to determine the specific inputs for valuing the underwater options generally in the same manner used to calculate stock expense under FAS 123(R). The approach to option valuation is subject to accounting regulations and is not discretionary.

For purposes of the proxy statement, we provided an example [link] of exchange ratio tiers that were established based on a series of inputs, including:

•	A stock price of $12.00;

•	Expected volatility between 40.79% and 42.97% (depending upon the expected life of the individual option grant); and

•	The principle that the new RSUs granted will have approximately 90% of the aggregate fair value of the stock options that are surrendered in the option exchange.

The actual exchange ratio tiers will be determined at the start of the option exchange based on our stock price, volatility, option exercise prices and other relevant assumptions at that point in time.

Our stock price has been increasing in recent months since the stock option exchange was originally announced. How might the stock price affect the exchange, especially the ratios used for the conversion of options into RSUs?

The stock option exchange is designed to offer employees new grants of RSUs that have an aggregate fair value that is equal to roughly 90% of the fair value of the underwater options. As the stock price has risen in recent months, the currently underwater options become less underwater (the stock price is closer to the exercise price), and thus the value of the options increases. In setting the exchange ratios for the exchange, we will look to the stock price immediately prior to the time the exchange offer commences in order to set ratios that best meet the 90% goal while minimizing potential accounting costs.

If the stock price is higher than the $12 used for the illustrations shown in the proxy statement, we would expect that the ratios will become more favorable to employees (i.e. fewer underwater options would be exchanged for each new RSU). The higher the stock price is pre-exchange, the more favorable the exchange ratios will likely be. For example, at the illustrative $12 stock price the weighted average exchange ratio was roughly 17 underwater options for each new RSU. At an illustrative $16 stock price, the weighted average exchange ratio improves to roughly 10 underwater options for each new RSU.

However, it is important to note that the actual exchange ratios will vary from the illustrations, based on a number of factors, and will not be set until the commencement of the exchange program. Changes in our stock price during the time the exchange offer period is open will not result in a change in the exchange ratios.

What would be the vesting schedule for the new RSU grants?

All new RSUs issued in the option exchange will be completely unvested on the date they are granted, even if the eligible options being exchanged were completely vested. In general, the new RSUs will have a vesting period that is approximately one year longer than the remaining vesting period for the corresponding exchanged option grant.

The new RSU grants generally will vest in one, two, three or four equal installments, on each anniversary of the date that the new RSUs are issued. The number of vesting installments required for the new RSUs will be determined based on the date the surrendered options would have otherwise become fully vested.

The table below gives an example of the vesting schedule of new RSU grants, assuming that the new RSUs are issued on September 1, 2009. (This vesting approach will be used unless local regulations or restrictions require a later vesting schedule.)

Final Vesting of Surrendered Options	Number of Vesting Installments
Prior to September 1, 2009	One
On or after September 1, 2009 and before September 1, 2010	Two
On or after September 1, 2010 and before September 1, 2011	Three
On or after September 1, 2012	Four

The new RSUs will only continue to vest if you remain an employee of eBay according to the terms of the new grant.

If I am surrendering vested options in the option exchange, why do the new RSUs have additional vesting?

In addition to motivating employees, the option exchange program was designed to help retain employees. Having the new awards subject to vesting is considered a best practice in implementing an exchange program that stockholders will support.

Will this exchange offer affect future equity grants?

We anticipate that we will continue to have an annual equity grant program. However, all equity programs are at the discretion of eBay’s Board of Directors.

Is there anything I need to do now to participate in the exchange?

No. Right now, there’s nothing you need to do. We have up to a year (April 29, 2010) to set a date and begin the exchange. Once a date is set to begin the exchange, eligible employees will receive detailed information, providing you with everything you need to know to make a decision that’s best for you.

How will the announcement that eBay intends to implement an IPO for Skype in the first half of 2010 impact the stock option exchange?

It doesn’t. Our announced plan to separate Skype beginning with an initial public offering of Skype in the first half of 2010 does not affect the eligibility of any employee to participate in the exchange.

How can I get answers to other questions I have about the exchange?

We have set up a special email box [link] that you can use to request answers to questions you may have. Due to the strict requirements set up by the Securities and Exchange Commission (SEC), we are not able to answer each question individually. Instead, we will gather questions for the next two weeks (through May 15) and then provide an updated FAQ on iWeb by May 21.

Key legal disclosure

The option exchange described in this summary has not yet commenced. eBay will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the option exchange. Persons who are eligible to participate in the option exchange should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the option exchange.

eBay stockholders and option holders will be able to obtain the written materials described above and other documents filed by eBay with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by eBay with the SEC by directing a written request to: eBay Inc. 2145 Hamilton Avenue, San Jose, California 95125, Attention: Investor Relations.